Exhibit 99.44

NEWS RELEASE	March 7, 2005

ACCLAIM ENERGY TRUST TO RELEASE 2004 YEAR-END RESULTS

AND PROVIDES CONFERENCE CALL DETAILS

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust announced that it will release its operating and financial results for 2004 and its year-end reserves, following the close of markets on Thursday, March 10, 2005.

Acclaim will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, March 11, 2005 to discuss the results and the Trust’s outlook. The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Acclaim Energy Trust’s website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).

Acclaim Energy Trust 2004 and 4th Quarter Results Conference Call:

Toll-Free across North America: 1-877-461-2814

Within Toronto and area: 416-695-5261

A recorded playback of the call will also be made available until March 29:

Toll-free across North America: 1-888-509-0081

Within Toronto and area: 416-695-5275

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com